                                                                  Exhibit (E)(2)


                        GULF INDONESIA RESOURCES LIMITED
                         21ST FLOOR, WISMA 46, KOTA BNI
                               JL. JEND. SUDIRMAN
                                    KAVLING 1
                                     JAKARTA
                                 INDONESIA 10220

                            MANAGEMENT PROXY CIRCULAR

SOLICITATION OF PROXIES

         THIS MANAGEMENT PROXY CIRCULAR ("PROXY CIRCULAR") IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF GULF INDONESIA RESOURCES LIMITED ("GULF INDONESIA" OR THE "COMPANY") OF PROXIES FOR USE AT THE ANNUAL MEETING OF SHAREHOLDERS OF THE COMPANY (THE "MEETING") TO BE HELD AT 2:00 P.M.
(MST) ON MAY 6, 2002 IN THE GULF AUDITORIUM LOCATED ON THE THIRD FLOOR OF GULF CANADA SQUARE, 401 - 9TH AVENUE S.W., CALGARY, ALBERTA. The solicitation will be primarily by mail, but regular employees of the Company without special compensation may also solicit proxies personally or by telephone. In accordance with regulatory requirements, arrangements are in effect with clearing agencies or other intermediaries such as financial institutions, who hold Common Shares of the Company on behalf of another person, to forward this Management Proxy Circular to the beneficial owners of such Common Shares of the Company and the cost of any such solicitation or forwarding will be borne by the Company. Information contained in this Proxy Circular is given as of March 18, 2002, unless otherwise specifically stated.

APPOINTMENT OF PROXIES

         Shareholders desiring to be represented at the Meeting by a proxyholder must deposit their proxies with The Bank of New York at the address shown on the self-addressed return envelope contained in the proxy materials, no later than 5:00 p.m. (New York time) on May 3, 2002 or with the Chairman of the Meeting prior to the commencement of the Meeting.

         A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER OF GULF INDONESIA), OTHER THAN PERSONS DESIGNATED IN THE FORM OF PROXY ACCOMPANYING THIS PROXY CIRCULAR, AS NOMINEE TO ATTEND AND ACT FOR AND ON BEHALF OF SUCH SHAREHOLDER AT THE MEETING AND MAY EXERCISE SUCH RIGHT BY INSERTING THE NAME OF SUCH PERSON IN THE BLANK SPACE PROVIDED ON THE FORM OF PROXY.

REVOCATION OF PROXIES

         Proxies given by Shareholders for use at the Meeting may be revoked at any time prior to their use. A Shareholder giving a proxy may revoke the proxy by depositing an instrument in writing executed by the Shareholder, or by his attorney authorized in writing, either at the registered office of Gulf Indonesia in New Brunswick or at the office of Conoco Canada Resources Limited at 1600, 401 - 9th Avenue S.W., Calgary, Alberta T2P 3C5, to the attention of the Corporate Secretary, at any time up to and including 4:30 p.m. (Calgary time) on the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof, or in any other manner permitted by law.

VOTING RIGHTS

         As at March 18, 2002, there were 87,927,853 Common Shares in the capital of the Company outstanding, each of which carries the right to one vote in respect of each matter to come before the Meeting, other than the election of directors.

         All of the holders of record of Common Shares of the Company at the close of business on March 22, 2002 will be entitled to vote at the Meeting except that if a shareholder transfers Common Shares after such date, the person who acquires the Common Shares may vote those Common Shares at the Meeting if, not later than 10 days before the Meeting, that person requests the Company to add his or her name to the list of Shareholders entitled to vote at the Meeting and establishes that that person owns such Common Shares.

         The Business Corporations Act (New Brunswick) (the "Act") provides by section 65(1) for cumulative voting for election of directors so that each shareholder entitled to vote at an election of directors has the right to cast a number of votes equal to the number of votes attached to the shares held by such shareholder multiplied by the number of directors to be elected and may cast all such votes in favour of one candidate or distribute them among the candidates in any manner. The Act further provides, in section 65(2), that a separate vote of shareholders shall be taken with respect to each candidate nominated for director unless a resolution is passed unanimously permitting two or more persons to be elected by a single resolution.

         To the knowledge of the management of Gulf Indonesia, the only persons or companies which beneficially own, directly or indirectly, or exercise direction or control over more than 10% of the voting rights attached to the issued and outstanding Common Shares of Gulf Indonesia are Conoco Canada Resources Limited ("Conoco Canada"), formerly known as Gulf Canada Resources Limited ("Gulf Canada") and, through Conoco Canada, Conoco Inc. and its subsidiaries. Conoco Inc., a major integrated energy company active in more than 40 countries, acquired indirect ownership of all of the ordinary, voting shares of Gulf Canada in July 2001. As of March 18, 2002, Conoco Canada held 63,650,000 Common Shares of Gulf Indonesia, which shares represented approximately 72% of the issued and outstanding Common Shares.

VOTING OF PROXIES AND DISCRETIONARY AUTHORITY

         The Common Shares represented by proxies at the Meeting will be voted or withheld from voting on any ballot that may be called for and, where the person whose proxy is solicited specifies a choice with respect to any matter to be voted upon, the Common Shares shall be voted in accordance with the specification so made. IN THE ABSENCE OF SUCH DIRECTION, COMMON SHARES WILL BE VOTED "FOR" THE ELECTION OF THE DIRECTORS NOMINATED BY MANAGEMENT AND NAMED IN THE ENCLOSED FORM OF PROXY AND "FOR" THE APPOINTMENT OF ERNST & YOUNG LLP AS AUDITORS OF GULF INDONESIA.

         The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments of matters identified in the Notice of Annual Meeting of Shareholders and with respect to other matters not specifically mentioned in the Notice of Annual Meeting of Shareholders which may properly come before the Meeting or any adjournment thereof. The form of proxy also authorizes the replacement of any nominee identified herein for election to the Board of Directors if such nominee is unable to serve or will not serve. If any amendments or other matters should properly come before the Meeting, the shares represented by proxies appointing management nominees as proxyholders will be voted on such matters in accordance with the best judgment of the nominees. Management knows of no such amendments or other matters as of the date hereof.

                              ELECTION OF DIRECTORS

         The following persons are nominees proposed by management for election as directors of the Company to serve until the next annual meeting of the Shareholders of the Company or until their successors are duly elected or appointed. If any vacancies occur in the slate of such nominees because any nominee is unable to serve or will not serve, the discretionary authority conferred by the proxies appointing management nominees will be exercised to vote such proxies for the election of any other person or persons nominated by management. The Company, however, does not anticipate any such occurrence as at the date hereof. The nominees for election as directors, their municipalities of residence, principal occupations, the year in which each became a director of the Company and the numbers of Common Shares of the Company beneficially owned, directly or indirectly, subject to stock options exercisable within 60 days, or over which control or direction is exercised by such persons, as at March 18, 2002, is set forth below.

NAME AND MUNICIPALITY OF           PRESENT OCCUPATION OF EMPLOYMENT(1)                       DIRECTOR       COMMON
RESIDENCE                                                                                      SINCE        SHARES
                                                                                                           HELD(2)
Robert H. Allen                    Chairman of the Board of Directors of Gulf Indonesia;       1997        186,079
Houston, Texas                     Managing Partner, Challenge Investment Partners
                                   (mining related investments).

Robert W. Goldman                  Senior Vice President, Finance and Chief Financial          2001           0
Sugarland, Texas                   Officer, Conoco Inc. (oil and gas exploration,
                                   development, refining and marketing), Director of
                                   Conoco Canada.

Malcolm D. Griffiths               Managing Director, Conoco European Gas Ltd. (gas            2001           0
Buckinghamshire, England           marketing).

Rick A. Harrington                 Senior Vice President, Legal and General Counsel,           2001           0
Houston, Texas                     Conoco Inc.

Francis H. (Mim) James             General Manager, Upstream Finance, Conoco Inc.              2001           0
Cypress, Texas

Dr. Ir. Kuntoro Mangkusubroto      Professor, Institut Teknologi, Bandung, Indonesia.          2001           0
Jakarta, Indonesia

NAME AND MUNICIPALITY OF           PRESENT OCCUPATION OF EMPLOYMENT(1)                       DIRECTOR       COMMON
RESIDENCE                                                                                      SINCE        SHARES
                                                                                                           HELD(2)
Rt. Hon. Donald F. Mazankowski     Corporate Director and Business Consultant; Director        1997         33,332
Vegreville, Alberta                of Conoco Canada; Power Group of Companies
                                   (diversified holding companies); Atco Ltd.
                                   (manufacturing & utilities); Shaw Communications
                                   Incorporated (communications); Weyerhaeuser Company
                                   (forestry products); IMC Global Inc. (fertilizers);
                                   and Great West Life Assurance and Investors Group
                                   (financial services).

James D. McColgin                  President - Exploration Production - Africa, Asia           2001           0
Houston, Texas                     Pacific, Middle East, Conoco Inc.

John R. Sanders                    Corporate Director and Business Consultant; Director        1999         14,408
Hertfordshire, UK                  and Deputy Chairman of Austin Reed Group Plc (clothing
                                   retailer); Director of Amlin Plc (insurance); BOE
                                   Limited (financial services); Sabanci Bank Plc (bank);
                                   Sanwa International Plc. (financial services) and
                                   Non-Executive Director of Melli Bank PLC (banking).

Paul C. Warwick                    President and Chief Executive Officer, Gulf Indonesia.      2001           0
South Jakarta, Indonesia

Dr. George E. Watkins              Chairman and Managing Director, Conoco (U.K.) Limited       2001           0
Aberdeen, Scotland                 (oil and gas exploration, refining and marketing).


NOTES:

(1) Each of the proposed nominees for election as a director has held his principal occupation for the past five years except for the following:

         Mr. Goldman was Vice President, Finance for Conoco Inc. before his appointment in 1998 to his current position.

         Mr. Harrington was Vice President and General Counsel for Conoco Inc. before his appointment in 1998 to his current position.

         Mr. James was Business Development Manager for Conoco Inc.'s Mid-Continent Exploration and Production Region prior to assuming his current position in August 1998.

         Dr. Kuntoro Mangkusubroto was President and Chief Executive Officer of PLN, the state electricity company in Indonesia, in 2000 and 2001, was Minister of Mines and Energy, Republic of Indonesia in 1998 and 1999 and, prior thereto, was a member of the National Investment Board, Republic of Indonesia.

         Mr. James McColgin was President and General Manager of Conoco Indonesia Inc. from 1997 to 2000 and, immediately prior thereto, was General Manager of Strategy and Portfolio Management, Exploration Production, Conoco Inc.

         Mr. John R. Sanders was a Managing Director and Advisor to the Chief Executive Officer of Natwest Markets from 1993 - 1998 and the Deputy Chairman of BOE Natwest from 1995-1998.

         Paul Warwick was President and Managing Director, Conoco Energy Nigeria Limited from 1999 until his appointment with the Corporation in July 2001, was President and Chief Executive Officer of Gulfstream Resources (Canada) Limited earlier in 1999 and, from 1997 to 1999 was Managing Director, Phoenix Park Gas Processors Limited in Trinidad.

(2) Common Shares beneficially owned, directly or indirectly, including stock options that are exercisable within the next 60 days. Mr. Allen and Mr. Sanders hold 2,747 and 3,576 Common Shares respectively of the Company.

         On June 27, 2001, Dr. Jack Birks, a former director of the Company, passed away. On July 24, 2002, a meeting of the board of directors was held at which Richard H. Auchinleck, Marcel R. Coutu, William T. Fanagan, T. Michael Long, Walter B. O'Donoghue, Dr. Subroto and Henry W. Sykes resigned as directors of the Corporation and Messrs. Goldman, Griffiths, Harrington, James, McColgin, Warwick and Dr. Watkins were appointed as replacement directors at the request of Conoco Inc. which had acquired control of Conoco Canada earlier in July 2001. Dr. Kuntoro Mangkusubroto was appointed as a director of the Company to fill the remaining vacancy on July 31, 2001.

         The board of directors has established an Audit Committee and a Compensation and Pension Committee. The Audit Committee reviews and evaluates the scope of the audit of the Company's financial statements, the Company's accounting policies and reporting practices, internal auditing, internal controls, certain security procedures and other matters deemed appropriate and in so doing, confers with the Company's auditors and the Vice President, Finance. The Audit Committee held five meetings in 2001 and is presently composed of Messrs. Mazankowski (Chairman), Sanders and Goldman. The Audit Committee and the board of directors specifically determined that it is advantageous that Mr. Goldman, the Chief Financial Officer of Conoco Inc., be a member of the Audit Committee. The Compensation and Pension Committee is further described in the Executive Compensation section of this Proxy Circular. No executive committee has been established.

                             EXECUTIVE COMPENSATION

COMPENSATION OF NAMED EXECUTIVE OFFICERS

         The following tables set forth annual and long term compensation for services in all capacities to the Company and its subsidiaries for the period January 1, 2001 to December 31, 2001 (to the extent required by the applicable securities legislation) in respect of William T. Fanagan, Gulf Indonesia's Chief Executive Officer until July 24, 2001, Paul C. Warwick, his successor to that position, and each of the other four most highly compensated executive officers measured by salary and bonus at the end of the fiscal year ended December 31, 2001. The Chief Executive Officer and other executive officers included as part of this disclosure may be collectively referred to as the Named Executive Officers.

         Unless otherwise indicated, all dollar amounts contained in this Management Proxy Circular are in United States Dollars ($US).

                           SUMMARY COMPENSATION TABLE

---------------------------------------------------------------------------------------------------------------------------------
                        ANNUAL COMPENSATION                                         LONG TERM COMPENSATION
                       ------------------------------------------------ --------------------------------------
                                                                                  AWARDS              PAYOUT
----------------------------------------------------------------------- ----------------------------  --------
                                                                                         RESTRICTED
                                                                          SECURITIES      SHARES OR
                                                         OTHER ANNUAL    UNDER OPTIONS/  RESTRICTED     LTIP       ALL OTHER
 NAME AND PRINCIPAL                SALARY     BONUS(2)  COMPENSATION(3)   SARS GRANTED   SHARE UNITS   PAYOUTS   COMPENSATION(4)
      POSITION          YEAR         ($)        ($)          ($)              (#)            ($)         ($)           ($)
---------------------------------------------------------------------------------------------------------------------------------

WILLIAM T. FANAGAN      2001       159,475    220,000      545,605      100,000/22,500       62,445     79,971      676,044(5)
PRESIDENT & CHIEF       2000       250,000    100,000      224,707              86,000           --         --      150,330(6)
EXECUTIVE OFFICER (1)   1999       235,415    100,000      220,872              40,000           --         --       90,970
---------------------------------------------------------------------------------------------------------------------------------
PAUL C. WARWICK,        2001        63,258     22,000       32,921              30,000           --         --       35,872
PRESIDENT & CHIEF
EXECUTIVE OFFICER(7)
---------------------------------------------------------------------------------------------------------------------------------
SUPRAMU SANTOSA         2001       145,200     21,663      135,340              25,000       20,815         --       67,005
VICE PRESIDENT,         2000       130,000     26,400      116,998              34,000           --         --       66,265
ADMINISTRATION          1999       120,000     24,000       98,884              20,000           --         --       38,810
---------------------------------------------------------------------------------------------------------------------------------
CLIFF W. ZELIFF         2001       165,000     16,500      153,732       30,000/16,500       23,530         --      132,725
VICE PRESIDENT,         2000       165,000     46,500      188,986              38,000           --         --      115,805
EXPLORATION             1999       144,996     58,000      142,011              20,000           --         --       83,041
---------------------------------------------------------------------------------------------------------------------------------
JOHN K. WEARING         2001(8)     87,500      8,750       32,405              30,000                               46,101
VICE PRESIDENT,         2000            --         --           --                  --           --         --           --
OPERATIONS              1999            --         --           --                  --           --         --           --
---------------------------------------------------------------------------------------------------------------------------------
DONALD D. MCKECHNIE     2001(9)     75,056      7,506       40,374              30,000           --         --       57,101
VICE PRESIDENT,         2000            --         --           --                  --           --         --           --
FINANCE                 1999            --         --           --                  --           --         --           --
---------------------------------------------------------------------------------------------------------------------------------

NOTES:

(1) Mr. Fanagan resigned as President and Chief Executive Officer on July 24, 2001 and was replaced by Mr. Warwick.

(2)      Includes discretionary payment awarded in 2002 for 2001 performance.

(3) Includes taxes, medical and dental plans and insurance. In the case of Mr. Fanagan's 2001 compensation, this amount includes $89,663 of perquisites, including vehicle allowance of $37,998 and a perquisite allowance at resignation of $32,808.

(4) Includes foreign service supplements, school fees, housing, home leave and short leave benefits and a retirement trust fund. With respect to the retirement trust fund, the Company contributes 8.33% of the employees' base salary to the fund, which together with accrued interest, vests at rates ranging from 50% to 150% over a period of eight years. The accumulated benefit is payable upon departure from Indonesia or retirement, and is not subject to tax. The following table sets out the retirement trust fund benefits earned by the Named Executive Officers for the year ended December 31, 2001:

 ----------------------------------------------------------------------------------
                               ACCRUED BENEFIT ($)
 ----------------------------------------------------------------------------------
                                                                    COMPANY NET
 NAME                   JANUARY 1, 2001   DECEMBER 31, 2001    CONTRIBUTION IN 2001
 ---------------------------------------=------------------------------------------
 WILLIAM T. FANAGAN         81,220           (109,559) (10)           25,180
 ----------------------------------------------------------------------------------
 PAUL C. WARWICK                --              7,550                  6,129
 ----------------------------------------------------------------------------------
 SUPRAMU SANTOSA            156,888           194,902                 18,660
 ----------------------------------------------------------------------------------
 CLIFF W. ZELIFF            281,745           348,649                 22,493
 ----------------------------------------------------------------------------------
 JOHN K. WEARING                --             10,996                  9,514
 ----------------------------------------------------------------------------------
 DONALD D. MCKECHNIE            --                 --                     --
 ----------------------------------------------------------------------------------

(5) Includes payment for resignation of employment, net of adjustments from the items described in note (3) above.

(6) Includes a payout from a terminated U.S. 401K plan in the amount of $10,912.

(7) Includes compensation arising after appointment as an officer and does not include compensation received as President and Managing Director of Conoco Energy Nigeria Limited prior to such appointment.

(8) Includes compensation arising after his appointment as an officer and does not include compensation received as an employee or contractor of Conoco Canada prior to such appointment.

(9) Includes compensation arising after his appointment as an officer and does not include compensation prior to his engagement by the Company.

(10) Represents payment received with respect to the pension plan as a result of Mr. Fanagan's resignation from the Company.

STOCK OPTIONS GRANTED AND EXERCISED

         The following table sets forth certain information with respect to stock options granted under the Gulf Indonesia Resources Limited 1997 Stock Option and Incentive Plan (the "Stock Option Plan") during the fiscal year ended December 31, 2001 to each of the Named Executive Officers. Under the terms of the Stock Option Plan, the Company may grant options to acquire Common Shares of the Company to its employees at any time prior to December 31, 2007. The maximum number of Common Shares that may be issuable pursuant to the Stock Option Plan at any particular time is 10% of the outstanding Common Shares. Options outstanding are granted at prices determined at the time the option is granted, provided that the exercise price is not less than the fair market value of the Common Shares on the date of the grant, and have a maximum term of 10 years. Under the Stock Option Plan, 3,421,584 Common Shares were reserved but unallocated as at December 31, 2001.

      OPTIONS/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

----------------------------------------------------------------------------------------------------------------------
                                                                                       MARKET VALUE OF
                                                                                         SECURITIES
                                   SECURITIES         % OF TOTAL                         UNDERLYING
                                     UNDER           OPTIONS/SARS                       OPTIONS/SARS
                                  OPTIONS/SARS        GRANTED TO     EXERCISE OR           ON THE
                                    GRANTED          EMPLOYEES IN     BASE PRICE        DATE OF GRANT
NAME                                  (#)           FINANCIAL YEAR   ($/SECURITY)        ($/SECURITY)  EXPIRATION DATE
----------------------------------------------------------------------------------------------------------------------


WILLIAM T. FANAGAN                  100,000             12.9            10.75              10.75        JUNE 6, 2011
                                     22,500             49.4             8.88               8.88      MARCH 31, 2011
----------------------------------------------------------------------------------------------------------------------

PAUL C. WARWICK                      30,000              3.9            11.40              11.40       JULY 23, 2011
                                         --               --               --                 --                  --
----------------------------------------------------------------------------------------------------------------------

SUPRAMU SANTOSA                      25,000              3.2             8.18               8.18         MAY 6, 2011
                                         --               --               --                 --                  --
----------------------------------------------------------------------------------------------------------------------
CLIFF W. ZELIFF                      30,000              3.9             8.18               8.18         MAY 6, 2011
                                     16,500             36.2             8.88               8.88      MARCH 31, 2011
----------------------------------------------------------------------------------------------------------------------

JOHN K. WEARING                      30,000              3.9            10.80              10.80        MAY 31, 2011
                                         --               --               --                 --                  --
----------------------------------------------------------------------------------------------------------------------

DONALD D. MCKECHNIE                  30,000              3.9            10.70              10.70       JUNE 17, 2011
                                         --               --               --                 --                  --
----------------------------------------------------------------------------------------------------------------------


NOTES:


(1) The options granted to Mr. Fanagan were originally scheduled to vest on December 31, 2002 but, under the terms of his resignation, were immediately vested and may be exercised within two years of his resignation .


(2) All other options vest as to one-third on each successive anniversary of the grant and are therefore all vested on the third anniversary.

      AGGREGATED OPTIONS/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED
          FINANCIAL YEAR AND THE FINANCIAL YEAR END OPTIONS/SAR VALUES

         The following table sets forth certain information with respect to stock options held by the Named Officers during the fiscal year ended December 31, 2001 and, based upon a closing Common Share price on the New York Stock Exchange on December 31, 2001 of $9.00, the value of unexercised options at such year end.

                                                                                              VALUE OF UNEXERCISED
                                                           UNEXERCISED OPTIONS/SAR         IN-THE-MONEY OPTIONS/SARS
                           SECURITIES      AGGREGATE         AT FISCAL YEAR END                AT FISCAL YEAR END
                           ACQUIRED ON       VALUE
NAME                        EXERCISE       REALIZED                 (#)                              ($)
-----------------------------------------------------------------------------------------------------------------------
                               (#)           ($)        EXERCISABLE     UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
-----------------------------------------------------------------------------------------------------------------------
WILLIAM T. FANAGAN             --            --        441,000/22,500               --   72,750/2,700               --
-----------------------------------------------------------------------------------------------------------------------

PAUL C. WARWICK                --            --                    --           30,000             --               --
-----------------------------------------------------------------------------------------------------------------------

SUPRAMU SANTOSA                --            --               131,333           67,667          9,875           40,250
-----------------------------------------------------------------------------------------------------------------------

CLIFF W. ZELIFF                --            --               132,666    75,334/16,500         10,874     46,351/1,980
-----------------------------------------------------------------------------------------------------------------------

JOHN K. WEARING                                                    --           30,000             --               --
-----------------------------------------------------------------------------------------------------------------------

DONALD D. MCKECHNIE            --            --                    --           30,000             --               --
-----------------------------------------------------------------------------------------------------------------------

EMPLOYMENT AGREEMENTS AND TERMINATION PROVISIONS

         In 1998 (in respect of Messrs. Fanagan, Santosa and Zeliff, collectively the "1998 Contracts") and in 2001 (in respect of Messrs. Warwick, Wearing and McKechnie, collectively the "2001 Contracts") the Company entered into employment agreements with the Named Executive Officers. The employment contracts provide for continuing employment unless voluntarily terminated by the employee. The employment contracts provide that the Named Executive Officers are entitled to severance upon being terminated without cause or upon certain other specified events of constructive dismissal and upon certain stated events. In addition, Mr. Fanagan was entitled to payment of severance upon a change of control in the ownership of Gulf Indonesia.

         If the Named Executive Officers are entitled to receive severance under their employment agreement, then they are entitled to receive and the Company is obligated to pay or provide the following:

1. an undiscounted cash amount equal to one month's base salary (including, in the 1998 Contracts, any foreign service supplement), multiplied by the number of years of service of the Named Executive Officer with the Company, subject to a minimum entitlement and payment equal to 24 months' base salary and a maximum entitlement and payment equal to 30 months' base salary;

2. an undiscounted cash amount equal, in the case of the 1998 Contracts, to the value of certain benefits plans and programs provided to regular Canadian resident employees of Gulf Canada and equal to one month for every year of service with the Company, with a minimum entitlement and payment equal to 24 months of benefits value and a maximum entitlement and payment equal to 30 months of benefits value; in the 2001 Contracts, this is an undiscounted cash amount equal to fifteen percent (15%) of the base salary (excluding pension) to reflect the hypothetical value of certain benefit plans and programs provided to regular Canadian residents;

3. an undiscounted amount equal to the product obtained by multiplying the target bonus under the Company's cash bonus plan by two; and

4. the normal and any pension benefits according to the Company's registered pension plan on the basis that the Named Executive Officer's rights are treated as fully vested.

         In addition, all options for the purchase of shares of the Company which have been granted by the Company under the Incentive Stock Option Plan
(1997) or otherwise to the date of termination, but which have not yet vested, shall immediately vest on the date of termination and the Named Executive Officer shall be entitled to exercise all such options for the purchase of shares of the Company for a period of two years from the date of termination. Executives will have access to already vested restricted stock units and deferred stock units awarded under the Long Term Incentive Program (described below). In addition, vesting is accelerated under the Leveraged Purchase Plan.

DIRECTORS' FEES

         The annual fee paid to each eligible director for his services as director in 2001 was $15,000. Directors who are employees of Conoco Inc. or its affiliates ("Conoco directors") are not eligible for director fees and the eligible directors are the four directors who are not Conoco directors. The Chairman of the Board was paid a $50,000 annual fee. Eligible directors were also entitled, in 2001, to an annual fee of $3,000 for their services as a member of any committee of the board and $1,500 for acting as the Chairman of any committee of the board. Such directors also received $900 for each board and committee meeting respectively attended in person except that, if inter-continental travel was required for attendance, the fee for the first meeting was $2,000. Eligible directors received $600 for each board and committee meeting attended by conference call. The previous directors who were employees of Conoco Canada (Messrs. Auchinleck, Coutu and Sykes), did not receive compensation for service on the board or committees thereof with the exception of stock options. Mr. Fanagan received no compensation for service on the board or committees thereof. Each director was compensated for all reasonable out-of-pocket expenses incurred incidental to attending a board or committee meeting.

         On May 7, 2001, each director, except Mr. Fanagan, was granted options to purchase 10,000 Common Shares of the Company at an exercise price of $8.18 ($U.S.) and an expiry date of May 6, 2011. In each case, these options vest as to one-third on each successive anniversary of the grant, and are therefore all vested on the third anniversary. Particulars of the options and restricted share units granted to Mr. Fanagan and options granted to Mr. Warwick are previously described herein. In addition, each director who was not an employee of Conoco Canada received a grant of 1,150 restricted share units valued at a unit price of $8.18, and Mr. Allen as Chairman of the Board received 2,300 of such restricted share units, as of May 7, 2001. The restricted share units will become vested on May 7, 2005 and expire on May 6, 2011.

COMPOSITION OF THE COMPENSATION AND PENSION COMMITTEE

         The members of the Compensation and Pension Committee at December 31, 2001 were Messrs. McColgin (Chairman), Allen and Harrington. No current member of the Compensation and Pension Committee was an officer or employee of the Company or any of its subsidiaries during 2001, or formerly an officer of the Company or any of its subsidiaries, except Mr. Allen who is Chairman of the Board of Directors. The other two members of the Committee are officers of Conoco Inc.

REPORT ON EXECUTIVE COMPENSATION

         The Compensation and Pension Committee administers the Company's compensation program. The total compensation package of the Named Executive Officers consists of three components: base salary, annual incentive (cash bonus), and long term incentives. Details of these three components are as follows:

1. Base Salary Program: The program provides employees and officers with a base salary targeted at the industry average, with the ability to earn more on an individual basis, based on sustainable results. Yearly industry comparisons determine the industry average and provide support for any recommendations to increase salaries. Although individual circumstances may vary, overall there is reduced emphasis on base salary in favor of the cash bonus and long term incentive programs.

2. Cash Bonus Program: The program compensates employees for achieving or exceeding corporate and individual targets. Corporate targets are recommended annually by senior management and approved by the Compensation and Pension Committee of the Board of Directors. Targets encompass key criteria regarding production levels, costs, reserve additions and safety. Individual performance targets will be determined for each employee and approved by his or her group leader. Cash bonus increases can occur when corporate and/or individual targets are exceeded. For the 2001 performance bonus, the Committee did not award a payment under the plan because the Company did not achieve all of the performance targets but the Committee did recommend and the Board approved a discretionary award in recognition of accomplishments in 2001.

3. Long Term Incentives: The Executive Long Term Incentive Program was adopted in 2001 in order to align employee and shareholder goals in a long term compensation strategy. Each Named Executive Officer will receive annual grants of stock options and restricted or deferred share units, and in addition may participate in the Leveraged Purchase Plan
         (LPP).

         Stock options have a term of ten years and vest at the rate of one-third per year, so that they are 100% vested after three years. Restricted stock units vest after four years and attract notional dividends during the restriction period. The value of deferred share units, which also have a four year vesting period, may only be realized upon termination.

         The Leveraged Purchase Plan was created to encourage stock ownership by Named Executive Officers. Under the terms of the Plan, executives may voluntarily "contribute" shares of common stock equivalent to 30% of their annual base salary to the program. For each eligible share that is owned outright, the executive will receive three stock appreciation rights (SARs). The SARs will vest in two years provided that the executive still owns the underlying shares of stock.

         On August 27, 1997, the Board of Directors established a reserve equal to ten (10%) percent of the aggregate issued and outstanding Common Shares of Gulf Indonesia as may exist from time to time. Particulars of awards in 2001 of options, restricted share units and stock appreciation rights to the Named Executive Officers are set out previously in this Circular.

         The Company adopted stock ownership guidelines for Company executives in 2001. The Chief Executive Officer's ownership target is an amount of common stock with a value equivalent to 150% of base salary. A Vice President's target is 70% of base salary. Executives are expected to reach this level of ownership within five years. Restricted and deferred share units as well as direct holdings of shares of stock may be considered in meeting the ownership guidelines.

CHIEF EXECUTIVE OFFICER

         The Compensation of the Chief Executive Officer is recommended by the Compensation and Pension Committee under the same plans and in the same manner as the other Named Executive Officers. Upon his appointment in 2001, the Committee targeted the base salary and cash bonus and long term incentive targets of Mr. Warwick to position him competitively within the industry.

                                 James D. McColgin, Committee Chairman
                                 Robert H. Allen
                                 Rick A. Harrington


                                PERFORMANCE GRAPH

         During the period December 31, 2000 to December 31, 2001, Gulf Indonesia's Common Shares traded between a high of $11.89 and a low of $7.48, closing on December 31, 2001 at $9.00 (all amounts in $U.S.). During the same period, the New York Stock Exchange composite index fell approximately 8.5% (with dividend reinvestment).

                      COMPARISON OF CUMULATIVE TOTAL RETURN
                       ASSUMING REINVESTMENT OF DIVIDENDS
                                   1997= $100

                                DEC. 31/97       DEC. 31/98       DEC. 31/99        DEC. 31/00     DEC. 31/01
                                ----------       ----------       ----------        ----------     ----------
GULF INDONESIA                     100              29.55            36.93             42.33          40.91
NYSE COMPOSITE INDEX               100             118.37           131.01            134.28         123.34


                 LIABILITY INSURANCE OF DIRECTORS AND OFFICERS

         Gulf Indonesia provides directors' and officers' liability insurance covering losses to Gulf Indonesia for reimbursement of directors and officers, where permitted, and direct indemnity of directors and officers where corporate reimbursement is not permitted by law. The insurance protects Gulf Indonesia against liability, including costs that may be incurred by directors and/or officers acting in their capacity as such for Gulf Indonesia and its subsidiaries, subject to standard policy exclusions. Following the take-over of Gulf Canada by Conoco Inc. in July 2001, the directors' and officers' liability insurance was integrated with the corporate insurance program of Conoco Inc.

                  INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

         The Company had previously entered into material transactions with its major shareholder, Conoco Canada (formerly known as Gulf Canada Resources Limited) and has more recently entered into new agreements with its indirect major shareholder, Conoco Inc., regarding services and financial matters.

         With respect to services, the Company and Gulf Canada entered into a series of agreements in 1997 relating to certain ongoing intercompany arrangements. These included a Technical Services Agreement and an Information Services Agreement, which provided that, if the Company were unable to provide certain technical and information services itself, it would be required to obtain such technical and information services from Gulf Canada as long as Gulf Canada was able to provide such services in a timely fashion. In addition, an Administrative Services Agreement provided that the Company must obtain from Gulf Canada substantially all of its required administrative services, including financial, treasury, accounting, tax, audit, legal and other related services, human resources services and other administrative services. All were originally for 10 year terms beginning in 1997. The Company paid a fee to Gulf Canada for such services provided by Gulf Canada in an amount equal to Gulf Canada's cost of providing such services based on industry averages for the services provided, but in any event not greater than those fees which an unaffiliated third party would charge the Company. The Company and Gulf Canada also entered into a series of other agreements relating to, among other things, the future registration, under the United States Securities Act of 1993, as amended, of Common Shares owned by Gulf Canada and cross-indemnities relating to certain asset transfers between the Company and Gulf Canada.


         In November 2001, the Company entered into a Technical Services Agreement with Conoco Inc., superceding the 1997 Technical Services Agreement with Gulf Canada. While similar in many ways to the previous agreement with Gulf Canada, the new Agreement provides for a more detailed work scope and cost estimate, enables reciprocal assistance, and provides for the possible use of experts on an "on call" basis. The new Agreement also provides for the longer term secondment of personnel and, pursuant thereto, the Company's new Vice President, Gas Marketing and Business Development, is provided by secondment arrangement with Conoco Inc. In March 2002, the Company also entered into a new Administrative & Information Services Agreement with Conoco Inc., superceding the previous Information Services Agreement and Administrative Services Agreement with Gulf Canada. The new agreement with Conoco Inc. is similar to the new Technical Services Agreement and includes provision for the payment for services on a cost recovery basis, potential for reciprocal services and the use of a project sheet to describe the scope of work and estimated costs. This agreement specifically does not provide for services to Conoco Inc.'s principal Indonesian subsidiary.

         In connection with financial matters, the Company arranged, prior to completing the repayment of its Corridor Project loan, to obtain from Conoco Canada a U.S. $65 million credit facility for a term of up to three years from August 2001 for a fee of 1.5 percent per annum of the amount undrawn and, in the case of amounts borrowed, at a cost equal to the cost to Conoco Canada plus a fee of 1.5 percent per annum. It was and remains the Company's belief that the cost to the Company would be considerably lower than that available in the marketplace. In addition, the Company on two occasions in 2001 invested surplus amounts of cash in short term notes of Conoco Inc., on market terms; such amounts were repaid as anticipated.


                             APPOINTMENT OF AUDITORS

         Unless it is specified in a proxy that the Common Shares represented therein be withheld from voting on the appointment of auditors, the persons named in the enclosed form of proxy intend to vote the Common Shares represented therein for the appointment of Ernst & Young LLP as auditors of Gulf Indonesia to hold office until the next annual meeting of Shareholders following the Meeting, at a remuneration to be fixed by the board of directors. Ernst & Young LLP have been auditors of Gulf Indonesia and its predecessor companies since April, 1988. Fees paid to Ernst & Young LLP during 2001 for audit and audit-related services were $182,150 and fees of an additional $6,328 were paid for advisory, recruitment and other services.

         Representatives of Ernst & Young LLP will be present at the Meeting and will have the opportunity to make a statement and to respond to appropriate questions.

                               DIRECTORS' APPROVAL

         The Directors of the Company have approved the contents and sending of this Proxy Circular.

                                                GULF INDONESIA RESOURCES LIMITED


                                                /s/ Alan Scott
                                                Alan Scott
                                                Corporate Secretary

Calgary, Alberta

March 18, 2002